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EXHIBIT 99.4
                              February 6, 1994

Mr. Don Tyson
Chairman, Board of Directors
Tyson Foods, Inc.
2210 West Oaklawn Drive
Springdale, AR  72762-6999

Dear Mr. Tyson and Directors:

The Board of Directors of WLR Foods, Inc., along with management and its professional advisors, has carefully considered your unsolicited offer to negotiate the acquisition of WLR Foods, Inc. by Tyson Foods, Inc. We decline your invitation to discuss your acquisition as we strongly believe it is in the best long-term interests of WLR Foods, Inc. and its shareholders for our company to remain independent. Our decision to remain independent is unanimous.

Not only do we believe that WLR Foods, Inc. and our shareholders are best served by the continued independence of the company, we further believe that now would be the wrong time to sell. We have made significant capital expenditures and sizable acquisitions in recent years to strategically position this company to profit in a more favorable poultry cycle and national economy. A sale at this time would deprive our shareholders from realizing the benefits of the confluence of these factors.

Our Board is committed to taking whatever action it deems necessary and appropriate to protect the interests of WLR Foods, Inc., its shareholders and other constituencies.

Sincerely,

Charles W. Wampler, Jr.
Chairman, Board of Directors
WLR Foods, Inc.

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